Filed by Starburst II, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transactions between Sprint Nextel Corporation (“Sprint”) and SoftBank Corp. (“SoftBank”) and its group companies, including Starburst II, Inc. (“Starburst II”), and the proposed acquisition by Sprint of Clearwire Corporation (“Clearwire”). All statements, other than historical facts, including, but not limited to: statements regarding the expected timing of the closing of the transactions; the ability of the parties to complete the transactions considering the various closing conditions; the expected benefits of the transactions such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of SoftBank or Sprint; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) there may be a material adverse change of SoftBank; (2) the proposed financing may involve unexpected costs, liabilities or delays or may not be completed on terms acceptable to SoftBank, if at all; and (3) other factors as detailed from time to time in Sprint’s, Starburst II’s and Clearwire’s filings with the Securities and Exchange Commission (“SEC”), including Sprint’s and Clearwire’s Annual Reports on Form 10-K for the year ended December 31, 2012, and other factors that will be set forth in the proxy statement/prospectus contained in Starburst II’s Registration Statement on Form S-4, as amended, and in other materials that will be filed by Sprint, Starburst II and Clearwire in connection with the transactions, which will be available on the SEC’s web site (www.sec.gov). There can be no assurance that the transactions will be completed, or if completed, that such transactions will close within the anticipated time period or that the expected benefits of such transactions will be realized.

All forward-looking statements contained in this document and the documents referenced herein are made only as of the date of the document in which they are contained, and none of Sprint, SoftBank or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between Sprint and SoftBank, Starburst II has filed with the SEC preliminary drafts of a Registration Statement on Form S-4 which includes a proxy statement of Sprint, and that also will constitute a prospectus of Starburst II. Following the SEC’s declaring the Registration Statement effective, Sprint will mail the proxy statement/prospectus to its stockholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/ prospectus, as well as other filings containing information about Sprint, SoftBank and Starburst II, will be available, free of charge, from the SEC’s web site (www.sec.gov). Sprint’s SEC filings in connection with the transaction also will be available, free of charge, from Sprint’s web site (www.sprint.com) under the tab “About Us - Investors” and then under the heading “Documents and Filings - SEC Filings,” or by directing a request to Sprint, 6200 Sprint Parkway, Overland Park, Kansas 66251, Attention: Shareholder Relations or (913) 794-1091. Starburst II’s SEC filings in connection with the transaction will also be available, free of charge, by directing a request to SoftBank, 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan; telephone: +81.3.6889.2290; e-mail: ir@softbank.co.jp.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of Sprint, SoftBank, Starburst II and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Sprint’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2012. Other information regarding the interests of such individuals as well as information regarding Starburst II’s directors and executive officers and prospective directors and executive officers will be available in the proxy statement/prospectus. These documents will be available free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Detailed Calculations

COMPARISON OF VALUE PER SHARE EXCLUDING SYNERGIES

SoftBank Transaction Support: $6.38 Value Excluding Synergies

§ 55.2% of shares receive $7.30 cash

§ 44.8% of shares receive equity in New Sprint $7.65

$1.26 $6.38

Stock $2.35 $5.25 PF Share Price x 44.8% (Stock Portion: 0.448)

Cash $7.30 PF Share Price x 55.2%

$4.03

Cash + New Sprint Equity

Sprint Equity Synergies Merger Value

Note: Totals may not sum due to rounding.

Source: Companies’ filings, presentations and Management estimates

DISH Proposal Support: PF DISH Shares

Pro Forma DISH Shares:

Sprint Shares Outstanding 3,605mm

x Exchange Ratio 0.05953

= DISH Shares Issued 215mm

+ DISH Shares Outstanding 453mm

= Pro Forma DISH Shares 668mm

Note: Totals may not sum due to rounding. Source: Companies’ filings and presentations

DISH Proposal Support: Per Share Calculation

Per PF DISH Share Calculation:

÷ Pro Forma Shares 668mm x Exchange Ratio 0.05953

Note: Totals may not sum due to rounding. Source: Companies’ filings and presentations

DISH Proposal Support: Cash and Equity

Proposal Value ($0.72) per DISH Presentation $2.00 ($0.83)

($0.70) $6.75

Exchange Ratio 0.05953 $2.24 x DISH Share Price (4/12/13) $37.63

$4.76

$8.28 $7.45 $7.00

$4.76

Cash DISH Equity Sprint DISH Shares New Debt Cash Outlay Adjusted Equity Value Issues Headline Value

Note: Totals may not sum due to rounding. Source: Companies’ filings and presentations

DISH Proposal Support: Sprint Equity Value

Proposal Value ($0.72) per DISH Presentation $2.00 ($0.83)

($0.70) $6.75

$2.24 $4.76

$22.4bn Sprint Equity Value per PF DISH Share

(÷ 668mm x 0.05953)

$4.76

Cash DISH Equity Sprint DISH Shares New Debt Cash Outlay Adjusted Equity Value Issues Headline Value

Note: Totals may not sum due to rounding. Based on closing price on 4/12/2013. Source: Companies’ filings and presentations

DISH Proposal Support: DISH Shares Issued

Proposal Value ($0.72) per DISH Presentation $2.00 ($0.83)

($0.70) $6.75

$2.24

$4.76 DISH shares issued 215mm x DISH share price $37.63

= Market value of new shares $8,076mm

$4.76

per PF DISH Share

(÷ 668mm x 0.05953)

Cash DISH Equity Sprint DISH Shares New Debt Cash Outlay Adjusted Equity Value Issues Headline Value

Note: Totals may not sum due to rounding. Based on closing price on 4/12/2013. Source: Companies’ filings and presentations

Proposal Value ($0.72) per DISH Presentation $2.00 ($0.83)

($0.70) $6.75

$2.24 $4.76

$8.28 $9.3bn New Debt $7.00 per PF DISH Share

(÷ 668mm x 0.05953)

$4.76

Cash DISH Equity Sprint DISH Shares New Debt Cash Outlay Adjusted Equity Value Issues Headline Value

Note: Totals may not sum due to rounding. Source: Companies’ filings and presentations

DISH Proposal Support: Cash Outlay

Proposal Value ($0.72) per DISH Presentation $2.00 ($0.83)

($0.70) $6.75

$2.24 $4.76

$8.28

$7.00 $7.9bn Cash Outlay $4.76 per PF DISH Share

(÷ 668mm x 0.05953)

Cash DISH Equity Sprint DISH Shares New Debt Cash Outlay Adjusted Equity Value Issues Headline Value

Note: Totals may not sum due to rounding. Source: Companies’ filings and presentations

DISH Proposal Support: $6.75 Adjusted Proposal Value

Financing Dilution $(0.25)

Proposal Value ($0.72) per DISH Presentation $2.00 ($0.83)

($0.70) $6.75

$2.24 $4.76

$8.28 $7.45 $7.00

$4.76

Cash DISH Equity Sprint DISH Shares New Debt Cash Outlay Adjusted Equity Value Issues Proposal

Value

Note: Totals may not sum due to rounding. Source: Companies’ filings and presentations

DISH Proposal Support: Transaction Fees and Expenses

$6.75 $6.05

($0.09)

Breakup Fee $600mm

+ Bank & Advisor Fees $400mm

$6.66

= Transaction Fees $1,000mm

Per PF DISH Share

(÷ 668mm x 0.05953)

Adjusted Proposal Value Transaction Time Present Value Excluding Fees and Value Synergies Expenses Discount

Note: Totals may not sum due to rounding.

Source: Companies’ filings, presentations and Management estimates

DISH Proposal Support: Time Value Discount

$6.75 $6.05

($0.09) ($0.61)

1 Year Discount at 10%

$6.66

per PF DISH Share

(÷ 668mm x 0.05953)

Adjusted Proposal Value Transaction Time Present Value Excluding Fees and Value Synergies Expenses Discount

Note: Totals may not sum due to rounding. Time value adjustment applied to sum of Adjusted Proposal Value and Transaction Fees and Expenses. Closing of potential DISH deal expected to be 1 year later than target 7/1/2013 SoftBank Transaction closing.

Source: Companies’ filings, presentations and Management estimates

DISH Proposal Support: $6.05 Value Excluding Synergies

$6.75 $6.05

($0.09) ($0.61)

$6.66 $6.05

Adjusted Proposal Value Transaction Time Present Value Excluding Fees and Value Synergies Expenses Discount

Note: Totals may not sum due to rounding.

Source: Companies’ filings, presentations and Management estimates

SoftBank Transaction is Superior

(Present Value, Excluding Synergies)

$6.38 +5%

$6.05

($0.47)

Sprint ctrum Deployment Pro Fo posal rgies) Costs

Note: Totals may not sum due to rounding.

Source: Companies’ filings, presentations and Management estimates

Detailed Calculations

COMPARISON OF VALUE

PER

SHARE

INCLUDING SYNERGIES

DISH Proposal Support: Synergies

$0.75 $6.31 $6.05

($0.47)

NPV of Cost Synergies $11.0bn (Per DISH) NPV of Integration Costs

- ($2.6bn) (Per average of industry transactions)

= NPV of Net Cost Synergies $8.4bn

Per PF DISH Share

(÷ 668mm x 0.05953)

Present Value Synergies Spectrum Time Value Discount DISH Proposal Value Deployment Costs & Spectrum Costs

Note: Totals may not sum due to rounding. Integration costs discounted at 10% over 3 years. Source: Companies’ filings, presentations and Management estimates

DISH Proposal Support: Spectrum Deployment Costs

$0.75 $6.31 $6.05

($0.47) $(0.03)

NPV of $6.0bn Capex spread over 3 years discounted at 10% per PF DISH Share

(÷ 668mm x 0.05953)

Present Value Synergies Spectrum Time Value Discount DISH Proposal Value Deployment Costs & Spectrum Costs

Note: Totals may not sum due to rounding.

Source: Companies’ filings, presentations, Management estimates and analysts’ estimates

DISH Proposal Support: $6.31 Value Including Synergies

$0.75 $6.31 $6.05

($0.47) $(0.03)

Present Value Synergies Spectrum Time Value Discount DISH Proposal Value Deployment Costs

Note: Totals may not sum due to rounding. Time value adjustment applied to sum of Synergies and Spectrum Deployment Costs. Closing of potential DISH deal expected to be

1 year later than target 7/1/2013 SoftBank Transaction closing. Discounted at 10%.

Source: Companies’ filings, presentations, Management estimates and analysts’ estimates

SoftBank Transaction Support: Synergies

$7.65

$1.27 $6.38

$2.35

NPV of $2bn run-rate synergies

÷ Sprint PF Shares Outstanding 4,593mm

$4.03 x Stock Portion 0.448

Cash + New Sprint Equity Synergies

SoftBan Sprint Pro Forma SoftBank Sprint Equity Synergies Merger Value

Note: Totals may not sum due to rounding. Assumed tax rate of 35%. Run-rate synergies discounted at 10%. Source: Companies’ filings, presentations and Management estimates

SoftBank Transaction Delivers $7.65 Value Including Synergies


$7.65
$6.38
$1.27
$2.35
$4.03
Cash + New Sprint Equity
Synergies
SoftBank Transaction Value

Note: Totals may not sum due to rounding. Assumed tax rate of 35%.
Source: Companies' filings, presentations and Management estimates

21

SoftBank Transaction is Superior

(Present Value, Including Synergies)

$7.65 + 21%

$6.31

($0.47)

ueSprint ctrum Deployment Pro Fo posal rgies) Costs

Note: Totals may not sum due to rounding.

Detailed Calculations

COMPARISON OF LEVERAGE

DISH Pro Forma Net Debt

Commentary

§1 Current Net Debt as of 12/31/2012:

$41.6 $10.6

— A Sprint $21.5bn Debt (excluding SoftBank convertible) less $8.2bn Cash — B Clearwire $4.5bn Debt less

$0.9bn Cash

$9.3

— C DISH $14.2bn Debt less $9.5bn Cash

$4.7 — 2 $9.3bn incremental debt to be raised at Sprint

$3.6 3

— $10.6bn total cash outlay to fund cash component of DISH proposal ($7.9bn), CLWR transaction @ $2.97 per share ($2.2bn) and SoftBank breakup fee ($0.6bn)

$13.3

Current Sprint Current Current DISH New Debt Cash Outlay Pro Forma Net Net Debt Clearwire Net Net Debt Debt Debt

A B C

1 2 3

Source: Companies’ filings and presentation. 24

1 Assumes 7/1/2014 transaction close.

Superior Capital Structure

2 1

3.0x 5.9x 7.6x 6.0x Net Debt / EBITDA Net Debt / EBITDA Gross Debt / EBITDA Gross Debt / EBITDA excl. synergies excl. synergies excl. synergies excl. synergies (2012 EBITDA: (2012 EBITDA: (2012 EBITDA: (2012 EBITDA: $4,646mm) $7,010mm) $4,646mm) $2,364mm)

$ 41.6bn $ 35.3bn

$ 14.0bn Sprint $ 14.2bn

Silo

DISH Silo

Pro Forma Net Debt Pro Forma Net Debt Pro Forma Gross Debt

Source: Companies’ filings and presentation.

1 25

Pro Forma for Clearwire. SoftBank financials are not included.

2 Pro Forma for Clearwire and includes $600mm break-up fee.